Exhibit 99.3

ANNOUNCEMENT TO THE MARKET

The Company wishes to announce that 6,350,180 shares worth R$ 165.9 million were acquired at the public action for the acquisition of common shares issued by Eleva Alimentos S.A., the financial settlement of which took place on February 19 2008.

The incorporation of shares pursuant to item 5.4 of the offering notice shall occur on the baseline date of February 21 2008 on the basis of a resolution of the Company’s Board of Directors at a meeting of the same date.

As from February 22 2008 the shares issued by Eleva shall cease to be negotiable by virtue of their incorporation in Perdigão – PRGA3.

São Paulo, February 20 2008

Perdigão Companies

Wang Wei Chang

Chief Financial Officer and Investor Relations Director